

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

<u>Via Email</u>
Herb Duerr
President and Chief Executive Officer
Dakota Gold Corp.
701 N. Green Valley Parkway, Suite 200
Henderson, Nevada, 89074

>   **Re: Dakota Gold Corp.**
>   **Registration Statement on Form S-1**
>   **Filed December 13, 2012**
>   **File No. 333-185450**

Dear Mr. Duerr:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we are unable to complete a review of the registration statement due to the absence of current financial statements. Please amend your registration statement to include the appropriate financial statements as required by Rule 8-08 of Regulation S-X and revise your disclosure as necessary. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

>   Sincerely,
>
>   /s/ Mark P. Shuman
>
>   Mark P. Shuman
>   Branch Chief - Legal

cc: <u>Via Email</u>
       Scott D. Olson, Esq.